Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2025

(Unaudited and Expressed in US Dollars)

POET TECHNOLOGIES INC.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in US Dollars)

(Unaudited)

	March 31,	December 31,
	2025	2024

Assets
Current
Cash and cash equivalents (Note 2)	$15,900,425	$37,143,759
Short-term investments (Note 2)	32,741,545	16,672,811
Accounts receivable (Note 10)	-	7,257
Prepaids and other current assets (Note 4)	1,986,758	1,658,207

	50,628,728	55,482,034
Long term deposit (Note 15)	117,192	107,890
Property and equipment (Note 6)	12,804,727	12,757,682
Patents and licenses (Note 7)	583,036	606,708
Right of use assets (Note 8)	739,727	698,135

	$64,873,410	$69,652,449

Liabilities

Current
Accounts payable and accrued liabilities (Note 9)	$4,475,780	$5,970,537
Convertible debt (Note 5)	6,500,000	6,500,000
Lease liability (Note 8)	254,204	115,793
Derivative warrant liability (Note 21)	20,342,530	35,750,607
Contract liability (Note 10)	276,072	-

	31,848,586	48,336,937

Non-current lease liability (Note 8)	568,613	626,625

	32,417,199	48,963,562

Shareholders’ Equity

Share capital (Note 11(b))	230,363,129	223,742,335
Warrants (Note 12)	9,343,000	11,157,738
Contributed surplus (Note 13)	59,179,629	58,724,750
Accumulated other comprehensive loss	(1,784,257)	(1,949,088)
Deficit	(264,645,290)	(270,986,848)

	32,456,211	20,688,887

	$64,873,410	$69,652,449

Commitments and contingencies (Note 15)

On behalf of the Board of Directors

/s/ Suresh Venkatesan	/s/ Chris Tsiofas
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2025	2024

Revenue (Note 3)	$166,760	$8,710

Operating expenses
Selling, marketing and administration (Note 20)	5,189,062	2,837,553
Research and development (Note 20)	4,514,107	2,290,316

Operating expenses	9,703,169	5,127,869

Operating loss before the following	(9,536,409)	(5,119,159)
Interest expense (Note 8)	(32,786)	(19,753)
Other income, including interest	527,782	52,558
Fair value adjustment to derivative warrant liability (Note 21)	15,382,971	(629,824)

Net income (loss)	6,341,558	(5,716,178)

Deficit, beginning of period	(270,986,848)	(214,291,025)

Net income (loss)	6,341,558	(5,716,178)

Deficit, end of period	$(264,645,290)	$(220,007,203)

Basic income (loss) per share (Note 14)	$0.08	$(0.12)

Diluted loss per share (Note 14)	$-	$(0.12)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in US Dollars)

	Three Months Ended
	March 31,
	2025	2024

Net income (loss)	$6,341,558	$(5,716,178)

Other comprehensive income (loss)
Exchange differences on translating foreign operations	164,831	(81,932)

Comprehensive income (loss)	$6,506,389	$(5,798,110)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in US Dollars)

For the Three Months Ended March 31,	2025	2024
Share Capital
Beginning balance	$223,742,335	$165,705,423
Funds from the exercise of warrants	4,197,030	186,239
Fair value assigned to warrants exercised	1,881,195	68,837
Funds from the exercise of stock options	155,655	-
Fair value assigned to stock options exercised	386,914	-
Funds from common shares issued through ATM financing	-	606,995
Funds from common shares issued on private placement	-	4,613,312
Fair value of warrants issued on private placement	-	(2,815,861)
Share issue costs	-	(144,895)

March 31,	230,363,129	168,220,050

Warrants
Beginning balance	11,157,738	670,115
Fair value assigned to warrants and compensation warrants exercised	(1,814,738)	(55,233)
Fair value of warrants issued on private placement	-	2,815,861

March 31,	9,343,000	3,430,743

Contributed Surplus
Beginning balance	58,724,750	55,447,961
Stock-based compensation	841,793	947,502
Fair value of stock options exercised	(386,914)	-

March 31,	59,179,629	56,395,463

Accumulated Other Comprehensive Loss
Beginning balance	(1,949,088)	(2,601,058)
Other comprehensive loss attributable to common shareholders - translation adjustment	164,831	(81,932)

March 31,	(1,784,257)	(2,682,990)

Deficit
Beginning balance	(270,986,848)	(214,291,025)
Net income (loss)	6,341,558	(5,716,178)

March 31,	(264,645,290)	(220,007,203)

Total shareholders’ equity	$32,456,211	$5,356,063

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

For the Three Months Ended March 31,	2025	2024

CASH (USED IN) PROVIDED BY:

OPERATING ACTIVITIES

Net income (loss)	$6,341,558	$(5,716,178)
Adjustments for:
Depreciation of property and equipment (Note 6)	634,080	436,201
Amortization of right of use asset (Note 8)	69,116	50,719
Amortization of patents and licenses (Note 7)	23,672	22,283
Non-cash interest	19,120	19,753
Stock-based compensation (Note 13)	841,793	947,502
Gain on lease modification	(10,978)	-
Forgiveness of Covid-19 government support loans (Note 10)	-	(7,417)
Fair value adjustment to derivative warrant liability (Note 21)	(15,382,971)	629,824

	(7,464,610)	(3,617,313)
Net change in non-cash working capital accounts:
Prepaid and other current assets	(217,086)	(158,818)
Accounts payable and accrued liabilities	(1,572,732)	(828,751)
Contract liabilities	274,926	-

Cash flows used in operating activities	(8,979,502)	(4,604,882)

INVESTING ACTIVITIES
Purchase of short-term investments	(16,096,218)	-
Purchase of property and equipment (Note 6)	(522,523)	(49,063)
Purchase of patents and licenses (Note 7)	-	(53,352)

Cash flows used in investing activities	(16,618,741)	(102,415)

FINANCING ACTIVITIES
Repayment of Covid-19 government support loans	-	(22,251)
Issue of common shares, net of share issue costs (Note 11)	4,352,685	5,261,651
Payment of lease liability (Note 8)	(35,289)	(67,053)

Cash flows from financing activities	4,317,396	5,172,347

EFFECT OF EXCHANGE RATE CHANGES ON CASH	37,513	(50,262)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(21,243,334)	414,788

CASH AND CASH EQUIVALENTS, beginning of period	37,143,759	3,019,069

CASH AND CASH EQUIVALENTS, end of period	$15,900,425	$3,433,857

Cash and cash equivalents consist of cash in current accounts of $1,968,290 (2024 - $3,433,857) and funds invested in US and Canadian Term Deposits of $13,932,135 (2024 - nil) earning interest at rates ranging from 4.3% - 5.4% and maturing in less than 90 days.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

POET Technologies Inc. is incorporated in the Province of Ontario. POET Technologies Inc. and its subsidiaries (the “Company”) design and develop the POET Optical Interposer and Photonic Integrated Circuits for the data center and tele-communications markets. The Company’s common shares are listed on the Nasdaq under the symbol “POET” and on the TSX Venture Exchange under the symbol “PTK”. The Company’s head office is located at 120 Eglinton Avenue East, Suite 1107, Toronto, Ontario, Canada M4P 1E2. These audited consolidated financial statements of the Company were approved by the Board of Directors of the Company on May 14, 2025.

These consolidated financial statements have been prepared using IFRS Accounting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION

These condensed unaudited consolidated financial statements of the Company and its subsidiaries were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

These condensed unaudited consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated audited financial statements for the year ended December 31, 2024.

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies disclosed in Note 2 of its consolidated financial statements for the year ended December 31, 2024. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Basis of consolidation

These consolidated financial statements include the accounts of POET Technologies Inc. and its subsidiaries; ODIS Inc. (“ODIS”), Opel Solar Inc. (“OPEL”), BB Photonics Inc. (“BB Photonics”), POET Technologies Pte Ltd. (“PTS”), POET Optoelectronics Shenzhen Co., Ltd (“POET Shenzhen”) and Super Photonics Xiamen Co., Ltd (“SPX”). Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances and transactions have been eliminated on consolidation.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed below:

Critical accounting judgments and significant estimates and uncertainties

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The acquisition cost is measured at the acquisition date at the fair value of the consideration transferred, including all contingent consideration.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

The determination of whether a corporate entity or set of assets acquired, and liabilities assumed, constitute a business may require the Company to make certain judgements, considering all facts and circumstances. A business is presumed to be an integrated set of activities and assets capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or economic benefits. SPX was determined to constitute an acquisition of assets.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and derivative warrant liability. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Foreign currency translation

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s presentation currency.

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the statement of operations and deficit.

The following table presents the jurisdiction under which each entity in the group is incorporated and the functional currency of each entity:

Entity	Incorporating Jurisdiction	Functional Currency
POET Technologies Inc	Canada	Canadian dollars
ODIS	United States of America	US dollars
OPEL	United States of America	US dollars
BB Photonics	United States of America	US dollars
PTS	Singapore	Singapore dollar
POET Shenzhen	China	Renminbi
SPX	China	Renminbi

Assets and liabilities of entities with functional currencies other than U.S. dollars are translated into the presentation currency at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. Additionally, foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss. Elements of equity are translated at historical rates.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial Instruments

Financial assets held with an objective to hold assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest are measured at amortised cost using the effective interest method. Debt investments held with an objective to hold both assets in order to collect contractual cash flows which arise on specified dates that are solely principal and interest as well as selling the asset on the basis of fair value are measured at FVTOCI. All other financial assets are classified and measured at fair value through profit or loss (“FVTPL”). Financial liabilities are classified as either FVTPL or other financial liabilities, and the portion of the change in fair value that relates to the Company’s credit risk is presented in other comprehensive income (loss). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in net income (loss). Other financial liabilities are subsequently measured at amortised cost using the effective interest method.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities, other than financial assets and financial liabilities classified as FVTPL, are added to or deducted from the fair value on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified as FVTPL are recognized immediately in consolidated net income (loss).

Financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled or expires. Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognized in profit or loss.

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, deposit, accounts payable and accrued liabilities, convertible debt and derivative warrant liability.

Derivative financial instruments

The Company issues warrants exercisable in a currency other than the Company’s functional currency and as a result, the warrants are derivative financial instruments. Derivative financial instruments are initially recognized at fair value and subsequently measured at fair value with changes in fair value recognized in profit or loss. Transaction costs are recognized in profit or loss as incurred.

The following table outlines the classification of financial instruments under IFRS 9:

Financial Assets
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Accounts receivable	Amortized cost
Deposit	Amortized cost

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Financial Liabilities
Accounts payable and accrued liabilities	Amortized cost
Convertible debt	Amortized cost
Derivative warrant liability	Fair value through profit and loss (FVTPL)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Short-term investments

The short-term investments of $32,741,545 (2024 - $16,672,811) consist of guaranteed investment certificates (GICs) held with Canadian chartered banks and earn interest at rates ranging from 3.45% to 4.5%, that mature within one year.

Property and equipment

Property and equipment are recorded at cost. Depreciation is calculated based on the estimated useful life of the asset using the following method and useful lives:

Machinery and equipment	Straight Line, 5 years
Leasehold improvements	Straight Line, term of the lease
Office equipment	Straight Line, 3 - 5 years

Patents and licenses

Patents and licenses are recorded at cost and amortized on a straight line basis over 12 years. Ongoing maintenance costs are expensed as incurred.

Revenue recognition

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Company recognizes revenue when it transfers control over a product or service to a customer.

Sale of goods

Revenue from the sale of goods is recognized, net of discounts and customer rebates, at the point in time the transfer of control of the related products has taken place as specified in the sales contract and collectability is reasonably assured.

Service revenue

The Company provides contract services, primarily in the form of non-recurring revenue (“NRE”) where control is passed to the customer over time. The contracts generally provide agreed upon milestones for customer payment which include but are not limited to the delivery of sample products, design reports and test reports. The customer makes payment when it has approved the delivery of the milestone. The Company must determine if the contract is made up of a series of independent performance obligations or a single performance obligation. Where NRE contracts contain multiple performance obligations for which a standalone transaction price can be assessed, revenue is recognized as each performance obligation is satisfied. Where NRE contracts contain a single performance obligation to be settled over time, revenue is recognized progressively based on the output method.

Other income

Interest income

Interest income on cash and cash equivalents and short-term investments is recognized as earned using the effective interest method.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

Government Grants

Loans received exclusively from governmental agencies to support the Company throughout the COVID-19 pandemic qualify to be forgiven if certain conditions are met. Forgiveness of COVID-19 related loans will be recognized as other income on the consolidated statements of operations and deficit.

Stock-based compensation

Stock options awarded to non employees are measured using the fair value of the goods or services received unless that fair value cannot be estimated reliably, in which case measurement is based on the fair value of the stock options. Stock options awarded to employees are accounted for using the fair value method. The fair value of such stock options granted is recognized as an expense on a proportionate basis consistent with the vesting features of each tranche of the grant. The fair value is calculated using the Black-Scholes option pricing model with assumptions applicable at the date of grant. When stock options are exercised, the proceeds received, together with any related amount in the reserves, are credited to share capital. In the event share options are forfeited prior to vesting, the associated fair value recorded to date is reversed.

Valuation of equity units issued in private placements

When the Company issues warrants that are exercisable in the Company’s functional currency, the proceeds from the issue of units is allocated between common shares and common share purchase warrants on a residual values basis as follows: the fair value of the common shares is based on the subscription price of the units issued and the fair value of the common share purchase warrants is determined using the Black-Scholes Option Pricing Model. The fair value of warrants that expire, is reversed to contributed surplus.

Income (loss) per share

Basic income (loss) per share, net of taxes is calculated by dividing Net (income) loss by the weighted average number of common shares outstanding during the year. Diluted Net income (loss) per share is calculated by dividing Net income (loss) by the weighted average number of common shares outstanding during the period after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options and warrants is determined using the treasury stock method.

Joint Venture

A joint arrangement is an arrangement among two or more parties where the parties are bound by a contractual arrangement and the contractual arrangement gives the parties joint control of the arrangement. A joint venture is a form of joint arrangement where an entity is independently formed and the parties jointly have rights to the net assets of the arrangement and therefore account for their interests under the equity method. Prior to December 31, 2024, the Company had a joint venture in China and used the equity method to account for its share of the joint venture’s operations. On December 31, 2024, the Company acquired the other joint venturer’s interest in the joint venture (Note 5).

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and it has the right to direct the use of the asset.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. The right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION (Continued)

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. Lease payments included in the measurement of the lease liability comprise of fixed payments, variable lease payments, and amounts expected to be payable at the end of the lease term.

The Company has elected not to recognize the right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

Future standards not yet adopted

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”) which replaces IAS 1 Presentation of Financial Statements. This standard aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact the new standard will have on its consolidated financial statements.

3.	REVENUE

Disaggregated Revenues

The Company disaggregates revenue by timing of revenue recognition, that is, at a point in time and revenue over time. During the three months ended March 31, 2025, the Company recognized $166,760 (2024 - $8,710) from non-recurring engineering services and product sales. The NRE is recognized over time while the product sales are recorded at a point in time.

4.	PREPAIDS AND OTHER CURRENT ASSETS

The following table reflects the details of prepaids and other current assets:

	March 31,	December 31,
	2025	2024

Sales tax recoverable and other current assets	$1,293,451	$1,399,955
Prepaid expenses	693,307	258,252

	$1,986,758	$1,658,207

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	ACQUISITION

On December 31, 2024, the Company acquired Xiamen Sanan Integrated Circuit Co, Ltd.’s (“Sanan IC’s”) 24.8% interest in SPX in exchange for a convertible debt of $6,500,000. The acquisition cost will be paid over a period of five (5) years. The unpaid balances are interest free and will be settled based on the following schedule:

October 31, 2025	$700,000
October 31, 2026	$1,000,000
October 31, 2027	$1,300,000
October 31, 2028	$1,600,000
October 31, 2029	$1,900,000

At any time before the convertible debt is fully settled, Sanan IC has the right to convert any remaining unpaid amounts due into shares of common stock of the Company. The conversion shall be executed at a conversion price equal to the greater of: (a) the volume weighted average closing price (“VWAP”) of the common stock of the Company as reported by the NASDAQ Capital Market for thirty (30) days prior to the conversion date, or (b) the closing price of the common stock of the Company as reported by the NASDAQ Capital Market the day prior to the conversion date.

The acquisition of Sanan IC’s 24.8% interest in SPX, under which the Company obtains full control over SPX, was determined to be an asset acquisition because SPX did not meet the threshold of a business as defined by IFRS 3.

The Company determined that the convertible debt represents a hybrid financial instrument that contains 1) a host debt principal component, 2) a market price conversion feature that is a non-derivative with a value of nil that is not separable from the host debt and, 3) the VWAP conversion option that is a derivative with a nil value. As Sanan IC can exercise the conversion option at any time, the convertible debt is classified as current liability.

The assessment of the purchase price allocation on the date of purchase has been determined as follows:

Fair value consideration paid

Convertible debt to be paid over five years	$6,500,000

Recognized amounts of identifiable net assets:

Cash	$97,833
Other non-current assets	237,216
Accounts payable	(388,470)
Payables to the Company	(299,266)

Net assets (liabilities) acquired	$(352,687)

Loss on acquisition	$6,852,687

$6,500,000

6.	PROPERTY AND EQUIPMENT

	Equipment not	Leasehold	Machinery and	Office
	in service	improvements	equipment	equipment	Total

Cost
Balance, January 1, 2024	$-	$124,256	$9,095,508	$195,846	$9,415,610
Additions, net of returns	8,893,033	613,192	668,857	6,131	10,181,213
Disposals	-	-	(17,221)	-	(17,221)
Effect of changes in foreign exchange rates	(182,884)	(7,925)	(109,759)	(2,904)	(303,472)

Balance, December 31, 2024	8,710,149	729,523	9,637,385	199,073	19,276,130
Additions	311,191	184,198	14,517	12,617	522,523
Reclassification	(4,841,016)	-	4,841,016	-	-
Effect of changes in foreign exchange rates	113,230	10,627	34,352	393	158,602

Balance, March 31, 2025	4,293,554	924,348	14,527,270	212,083	19,957,255

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	PROPERTY AND EQUIPMENT (Continued)

Accumulated Depreciation
Balance, January 1, 2024	-	80,818	4,559,519	152,045	4,792,382
Depreciation for the year	-	24,802	1,664,712	24,172	1,713,686
Disposals	-	-	12,380	-	12,380

Balance, December 31, 2024	-	105,620	6,236,611	176,217	6,518,448
Depreciation for the period	-	45,140	583,469	5,471	634,080

Balance, March 31, 2025	-	150,760	6,820,080	181,688	7,152,528

Carrying Amounts
At December 31, 2024	$8,710,149	$623,903	$3,400,774	$22,856	$12,757,682

At March 31, 2025	$4,293,554	$773,588	$7,707,190	$30,395	$12,804,727

7.	PATENTS AND LICENSES

Cost
Balance, January 1, 2024	$1,138,047
Additions	196,997

Balance, December 31, 2024	1,335,044
Additions	-

Balance, March 31, 2025	1,335,044

Accumulated Depreciation
Balance, January 1, 2024	635,992
Amortization during the year	92,344

Balance, December 31, 2024	728,336
Amortization during the period	23,672

Balance, March 31, 2025	752,008

Carrying Amounts
At December 31, 2024	$606,708

At March 31, 2025	$583,036

8.	RIGHT OF USE ASSET AND LEASE LIABILITY

The Company recognizes a lease liability and right of use asset relating to its commercial leases. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate of 12% - 16%.

Right of use asset	Building

Cost
Balance, January 1, 2024	$1,151,458
Additions	603,725
Lease modification	(439,568)
Effect of changes in foreign exchange rates	(7,749)

Balance, December 31, 2024	1,307,866
Additions	199,710
Lease modification	(160,454)
Effect of changes in foreign exchange rates	7,158

Balance, March 31, 2025	$1,354,280

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RIGHT OF USE ASSET AND LEASE LIABILITY (continued)

Accumulated Amortization
Balance, January 1, 2024	$669,069
Amortization during the year	214,165
Lease modification	(273,503)

Balance, December 31, 2024	609,731
Amortization during the period	69,116
Lease modification	(64,294)

Balance, March 31, 2025	$614,553

Carrying Amounts

At December 31, 2024	$698,135

At March 31, 2025	$739,727

Lease liability

Balance, January 1, 2024	$512,080
Interest expense	90,041
Additions	589,063
Lease payments	(255,953)
Lease modification	(183,251)
Effect of changes in foreign exchange rates	(9,562)

Balance, December 31, 2024	742,418
Interest expense	32,786
Additions	196,328
Lease payments	(35,289)
Lease modification	(109,538)
Effect of changes in foreign exchange rates	(3,888)

Balance, March 31, 2025	$822,817
Less: current portion	$(254,204)

Non-current portion	$568,613

9.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2025	2024

Trade payable	$4,058,341	$5,269,426
Payroll related liabilities	352,064	368,289
Accrued liabilities	65,375	332,822

	$4,475,780	$5,970,537

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	ACCOUNTS RECEIVABLE AND CONTRACT LIABILITIES

Revenue Contract Balances

	Contract
	Receivables	Liabilities

Opening balance, January 1, 2024	$-	$-
revenues recognized	7,257	-

Balance, December 31, 2024	$7,257	$-
Customer deposits	-	425,000
Revenues recognized	166,760	-
Changes due to payment, fulfillment of performance obligations or other	(174,017)	(150,000)
Effect of changes in foreign exchange rates	-	1,072

Balance, March 31, 2025	$-	$276,072

11.	SHARE CAPITAL

(a)	AUTHORIZED

Unlimited number of common shares

One special voting share

(b)	COMMON SHARES ISSUED

	Number of
	Shares	Amount

Balance, January 1, 2024	42,488,045	$165,705,423
Funds from common shares issued on private placement	24,693,643	69,211,854
Fair value of warrants issued on private placement	-	(31,164,688)
Share issue costs	-	(878,185)
Funds from the exercise of stock options	597,151	754,711
Fair value of stock options exercised	-	2,209,196
Funds from the exercise of warrants and compensation warrants	3,278,595	3,725,565
Fair value of warrants and compensation warrants exercised	-	4,816,224
Funds from common shares issued through ATM financing	5,449,723	9,362,235

Balance, December 31, 2024	76,507,157	223,742,335
Funds from the exercise of stock options	127,250	155,655
Fair value of stock options exercised	-	386,914
Funds from the exercise of warrants	1,440,300	4,197,030
Fair value of warrants exercised	-	1,881,195

Balance, March 31, 2025	78,074,707	$230,363,129

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

The following financings were completed during the period:

January 24, 2024

On January 24, 2024, the Company raised gross proceeds of CA$6,219,667 ($4,613,312) from the issuance of 5,098,088 units through a private placement financing facility at an offering price CA$1.22 ($0.90). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 5,098,088 common shares for a period of five (5) years from the date of closing at a price of CA$1.52 ($1.12) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.5%, volatility of 78.35%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $2,815,861.

May 3, 2024

On May 3, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) from the issuance of 3,258,390 units through a non brokered private placement financing offering at a price CA$3.069 ($2.24). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,258,390 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,513,393.

May 10, 2024

On May 10, 2024, the Company raised gross proceeds of CA$10,000,000 ($7,299,270) from the issuance of 3,448,275 units through a non brokered private placement financing at a price CA$2.90 ($2.12). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,448,275 common shares for a period of five (5) years from the date of closing at a price of CA$4.26 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.67%, volatility of 83%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,435,105.

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 ($10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing at a price CA$4.09 ($3.00). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of CA$5.45 ($4.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.35%, volatility of 85.93%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $6,430,362.

POET TECHNOLOGIES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	SHARE CAPITAL (Continued)

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 ($15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 ($3.75). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of CA$6.78 ($5.00) per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.79%, volatility of 87.63%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,842,347.

December 3, 2024

On December 3, 2024, the Company raised gross proceeds of CA$35,000,003 ($25,000,002) from the issuance of 5,555,556 units through a non brokered private placement financing at a price CA$6.29 ($4.50). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,777,778 common shares for a period of five (5) years from the date of closing at a price of $6.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.91%, volatility of 88.05%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $8,127,620.

The Company incurred other share issuance costs of $597,318 related to these financings.

ATM Financing

During the year ended December 31, 2024, the Company raised gross proceeds of $9,362,235 from the issuance of 5,449,723 common shares at an average price of $1.72 per common share through the EDA. The Agent was paid a commission of 3% or $280,867 on the gross proceeds raised from the ATM.

12.	WARRANTS AND COMPENSATION OPTIONS

The following table reflects the continuity of warrants:

	Historical	Number of
	Average Exercise	Warrants/	Historical
	Price	Compensation options	Fair value

Balance, January 1, 2024	$1.77	2,349,318	$670,115
Fair value of warrant issued on private placement	1.00	11,804,753	11,764,359
Other warrants issued on private placement (1)	-	8,111,112	-
Historical fair value assigned to warrants exercised	0.74	(1,680,395)	(1,260,120)
Fair value of expired warrants	1.17	(14,250)	(16,616)
Other warrants exercised (1)		(1,598,200)	-

Balance, December 31, 2024	1.05	18,972,338	11,157,738
Fair value of warrants issued on public offering	-	-	-
Historical fair value assigned to warrants exercised	1.22	(1,440,300)	(1,814,738)

Balance, March 31, 2025	$1.01	17,532,038	$9,343,000

(1)	The fair value of these warrants is included in derivative warrant liability (Note 21).

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS

Stock Options

On June 21, 2024, shareholders of the Company approved the amendment to the Company’s fixed 20% omnibus equity incentive plan (the “Omnibus Plan”). The Omnibus Plan provides flexibility to the Company to grant different forms of equity based incentive awards to directors, officers, employees and consultants. The Omnibus plan provides the Company with the choice of granting stock options (“Options”), share units (“Share Units”) and deferred share units (“DSUs”). The Omnibus Plan provides that the maximum number of common shares issuable pursuant to awards granted under the Omnibus Plan and pursuant to other previously granted awards is limited to 12,218,458 (the “Number Reserved”). Any subsequent increase in the Number Reserved must be approved by shareholders of the Company and cannot, at the time of the increase, exceed 20% of the number of issued and outstanding shares. Awards vest in accordance with the policies determined by the Board of Directors from time to time consistent with the provisions of the Omnibus Plan which grants discretion to the Board of Directors.

Stock option transactions and the number of stock options outstanding were as follows:

		Historical
		Weighted average
	Number of	Exercise
	Options	Price

Balance, January 1, 2024	7,292,889	$3.92
Expired/cancelled	(184,996)	5.33
Exercised	(597,151)	1.28
Granted	3,051,482	2.12
Modified options (1)	(7,153,358)	3.92
Repriced options (1)	7,153,358	1.29

Balance, December 31, 2024	9,562,224	1.47
Expired/cancelled	(179,393)	1.29
Exercised	(127,250)	1.29
Granted	155,000	3.69

Balance, March 31, 2025	9,410,581	$1.52

(1) During the year ended December 31, 2024, the Company amended 7,153,358 stock options granted to directors, officers, employees and consultants. The amended stock options were initially granted at prices ranging from CA$2.60 to CA$11.90. The amended stock options were repriced to CA$1.75.

During the three months ended March 31, 2025, the Company granted 155,000 (three months ended March 31, 2024 - 765,000) stock options to employees and consultants of the Company to purchase common shares at an average price of $3.69 (three months ended March 31, 2024 - $1.33) per share.

During the three months ended March 31, 2025, the Company recorded stock-based compensation of $841,793 (three months ended March 31, 2024 - $947,502) relating to stock options that vested and re-priced during the period.

The stock options granted and re-priced were valued using the Black-Scholes option pricing model using the following assumptions:

			Re-priced stock options
Three Months Ended March 31,	2025	2024	2024

Weighted average exercise price	$3.69	$1.33	$1.29
Weighted average risk-free interest rate	3.02%	3.50%	3.47%
Weighted average dividend yield	0%	0%	0%
Weighted average volatility	87.12%	76.50%	83.70%
Weighted average estimated life	10 years	10 years	6.4 years
Weighted average share price	$3.69	$1.33	$1.29
Share price on the various grant dates:	$3.69	$1.33	$1.29
Weighted average fair value	$3.16	$1.33	$0.96

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

13.	STOCK OPTIONS AND CONTRIBUTED SURPLUS (Continued)

The underlying expected volatility was determined by reference to the Company’s historical share price movements, its dividend policy and dividend yield and past experience relating to the expected life of granted stock options.

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at March 31, 2025 are as follows:

Options Outstanding			Options Exercisable

		Historical	Weighted		Historical
		Weighted	Average		Weighted
		Average	Remaining		Average
Exercise	Number	Exercise	Contractual	Number	Exercise
Range	Outstanding	Price	Life (years)	Exercisable	Price

$0.76 - $1.22	6,269,099	$1.22	5.67	2,944,608	$1.22
$1.23 - $3.03	2,517,659	$1.69	9.15	982,659	$1.38
$3.04 - $5.00	623,823	$3.86	9.70	9,412	$5.00

	9,410,581	$1.52	6.87	3,936,679	$1.27

14.	LOSS PER SHARE

	Three Months Ended
	March 31,
Basic income (loss) per share	2025	2024

Numerator
Net income (loss)	$6,341,558	$(5,716,178)

Denominator
Weighted average number of common shares outstanding - basic	77,538,957	46,551,582

Basic income (loss) per share	$0.08	$(0.12)

Numerator
Adjusted net income (loss)	$(301,210)	$(5,716,178)

Denominator
Effect of dilutive securities
Warrants	699,831	-

Weighted average number of common shares outstanding - diluted	78,238,788	46,551,582

Diluted income (loss) per share	$-	$(0.12)

15.	COMMITMENTS AND CONTINGENCIES

The Company has operating leases on three facilities; head office located in Toronto, Canada, and operating facilities located in Singapore and China. The lease on the Company’s operating facilities in Singapore terminated on March 31, 2025. The Company has expanded its operating facilities in Singapore, as a result it entered into a lease arrangement on October 1, 2024, expiring March 31, 2030. A security deposit in the amount of $107,890 was placed with the landlord. The lease on the Company’s operating facilities in China terminated in January 2025. The company entered into a new lease on December 20, 2024, which expires on December 19, 2027. As of March 31, 2025, the Company’s head office was on a month-to-month lease term. Deposits were made on other long-term commitments of $9,302.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

15.	COMMITMENTS AND CONTINGENCIES (continued)

Remaining minimum annual rental payments to the lease expiration dates are as follows:

April 1, 2025 to December 31, 2025	$218,801
2026 and beyond	964,300

$1,183,101

16.	RELATED PARTY TRANSACTIONS

Compensation to key management personnel were as follows:

	Three Months Ended
	March 31,
	2025	2024

Salaries	$1,956,222	$645,828
Share-based payments (1)	690,323	534,636

Total	$2,646,545	$1,180,464

(1) Share-based payments are the fair value of options granted to key management personnel and expensed during the various periods as calculated using the Black-Scholes model.

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amounts, which are the amounts of consideration established and agreed to by the related parties.

17.	SEGMENT INFORMATION

The Company and its subsidiaries operate in a single segment; the design, manufacture and sale of semiconductor products and services for commercial applications. The Company’s operating and reporting segment reflects the management reporting structure of the organization and the manner in which the chief operating decision maker regularly assesses information for decision making purposes, including the allocation of resources. A summary of the Company’s operations is below:

OPEL, ODIS, POET Shenzhen, SPX and PTS

OPEL, ODIS, POET Shenzhen, SPX and PTS are the designers and developers of the POET Optical Interposer platform and optical engines based on the POET Optical Interposer platform.

BB Photonics

BB Photonics developed photonic integrated components for the datacom and telecom markets utilizing embedded dielectric technology that enabled the partial integration of active and passive devices into photonic integrated circuits. BB Photonics’ operation is currently dormant.

On a consolidated basis, the Company operates geographically in China and Singapore (collectively “Asia”), the United States and Canada. Geographical information is as follows:

	2025
As of March 31,	Asia	US	Canada	Consolidated
Current assets	$2,375,797	$231,540	$48,021,391	$50,628,728
Long term deposit	117,192	-	-	117,192
Property and equipment	12,352,830	451,897	-	12,804,727
Patents and licenses	-	583,036	-	583,036
Right of use assets	739,727	-	-	739,727

Total Assets	$15,585,546	$1,266,473	$48,021,391	$64,873,410

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

17.	SEGMENT INFORMATION (Continued)

For the Three Months Ended March 31,	Asia	US	Canada	Consolidated
Revenue	$166,760	$-	$-	$166,760
Selling, marketing and
administration	(1,102,900)	(2,601,952)	(1,484,210)	(5,189,062)
Research and development	(4,124,717)	(351,942)	(37,448)	(4,514,107)
Interest expense	(32,227)	(559)	-	(32,786)
Fair value adjustment to derivative
warrant liability	-	-	15,382,971	15,382,971
Other income, including
Interest	10,024	-	517,758	527,782

Net income (loss)	$(5,083,060)	$(2,954,453)	$14,379,071	$6,341,558

	2024
As of December 31,	Asia	US	Canada	Consolidated
Current assets	$1,325,632	$341,240	$53,815,162	$55,482,034
Long-term deposit	107,890	-	-	107,890
Property and equipment	12,256,402	501,280	-	12,757,682
Patents and licenses	-	606,708	-	606,708
Right of use assets	677,553	20,582	-	698,135

Total Assets	$14,367,477	$1,469,810	$53,815,162	$69,652,449

For the Three Months Ended March 31,	Asia	US	Canada	Consolidated
Revenue	$8,710	$-	$-	$8,710
Selling, marketing and administration	(736,766)	(1,794,751)	(306,036)	(2,837,553)
Research and development	(1,283,318)	(962,201)	(44,797)	(2,290,316)
Interest	(14,147)	(5,606)	-	(19,753)
Fair value adjustment to derivative warrant liability	-	-	(629,824)	(629,824)
Other income, including interest and loan forgiveness	-	-	52,558	52,558

Net income (loss)	$(2,025,521)	$(2,762,558)	$(928,099)	$(5,716,178)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, deposit, convertible debt, derivative warrant liability and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest risk arising from these financial instruments. The Company estimates that carrying value of these instruments approximates fair value due to their short term nature.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

18.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

The Company has classified financial assets and (liabilities) as follows:

	March 31,	December 31,
	2024	2024

Cash and cash equivalents, measured at amortized cost:
Cash and cash equivalents	$15,900,425	$37,143,759
Short-term investments	$32,741,545	$16,672,811
Accounts receivable	$-	$7,257
Deposit	$117,192	$107,890
Other liabilities, measured at amortized cost:
Accounts payable and accrued liabilities	$(4,475,780)	$(5,970,537)
Convertible debt	$(6,500,000)	$(6,500,000)
Fair value through profit or loss (FVTPL):
Derivative warrant liability	$(20,342,530)	$(35,750,607)

Exchange Rate Risk

The functional currency of each of the entities included in the accompanying consolidated financial statements is the local currency where the entity is domiciled. Functional currencies include the Chinese Yuan, US, Singapore and Canadian dollar. Most transactions within the entities are conducted in functional currencies. As such, none of the entities included in the consolidated financial statements engage in hedging activities. The Company is exposed to a foreign currency risk when its subsidiaries hold current assets or current liabilities in currencies other than its functional currency. A 10% change in foreign currencies held would increase or decrease other comprehensive loss by $1,970,000.

Liquidity Risk

The Company currently does not maintain credit facilities. The Company’s existing cash and cash resources are considered sufficient to fund operating and investing activities beyond one year from the date of these consolidated financial statements. The Company may, however, need to seek additional financing in the future.

19.	CAPITAL MANAGEMENT

In the management of capital, the Company includes shareholders’ equity (excluding accumulated other comprehensive loss and deficit) and cash and cash equivalents and short-term investments. The components of capital on March 31, 2025 were:

Cash and cash equivalents and short-term investments	$48,641,970
Shareholders’ equity (excluding deficit and other comprehensive loss)	$298,885,758

The Company’s objective in managing capital is to ensure that financial flexibility is present to increase shareholder value through growth and responding to changes in economic and/or market conditions; to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and to safeguard the Company’s ability to obtain financing should the need arise.

In maintaining its capital, the Company has an investment policy which includes investing its surplus capital only in highly liquid, highly rated financial instruments. The Company reviews its capital management approach on an ongoing basis. There are no external restrictions on the management of capital and no changes to the Company’s capital management process for the period ended March 31, 2025.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

20.	EXPENSES

Research and development costs can be analysed as follows:

	Three Months Ended
	March 31,
	2025	2024

Wages and benefits	$2,187,550	$1,076,331
Subcontract fees	627,710	530,780
Stock-based compensation	153,915	368,250
Supplies	1,544,932	314,955

	$4,514,107	$2,290,316

Selling, marketing and administration costs can be analysed as follows:

Stock-based compensation	$687,878	$579,252
Wages and benefits	2,123,274	768,496
General expenses	814,497	543,131
Professional fees	276,184	409,726
Depreciation and amortization	726,868	509,260
Finance and advisory fees	476,802	-
Rent and facility costs	83,559	27,688

	$5,189,062	$2,837,553

21.	DERIVATIVE WARRANT LIABILITY

December 4, 2023

On December 4, 2023, the Company raised gross proceeds of $1,607,400 from the issuance of 1,786,000 units through an underwritten public offering in the United States (the “Offering”). The Offering consisted of 1,786,000 common shares of the Company and warrants to purchase up to 1,786,000 warrants. The warrants are exercisable into common shares of the Company at a price of $1.12 until December 4, 2028.

The fair value of the share purchase warrants was estimated on the date of issuance using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.54%, volatility of 75.66%, and estimated life of 5 years. The estimated fair value assigned to the warrants and recognized as a derivative liability on the date of issuance was $954,537.

July 19, 2024

On July 19, 2024, the Company raised gross proceeds of CA$13,700,003 ($10,000,000) from the issuance of 3,333,334 units through a non brokered private placement financing. The financing consisted 3,333,334 common shares of the Company and warrants to purchase up to 3,333,334 common shares for a period of five (5) years from the date of closing at a price of $4.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 3.35%, volatility of 85.93%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $6,430,362.

September 25, 2024

On September 25, 2024, the Company raised gross proceeds of CA$20,400,000 ($15,000,000) from the issuance of 4,000,000 units through a non brokered private placement financing at a price CA$5.10 ($3.75). Each unit consisted of one common share of the Company and one common share purchase warrant to purchase up to 2,000,000 common shares for a period of five (5) years from the date of closing at a price of $5.09 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.79%, volatility of 87.63%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $4,842,347.

POET TECHNOLOGIES INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in US Dollars)

21.	DERIVATIVE WARRANT LIABILITY (Continued)

December 3, 2024

On December 3, 2024, the Company raised gross proceeds of CA$35,000,003 ($25,000,002) from the issuance of 5,555,556 units through a non brokered private placement financing at a price CA$6.29 ($4.50). Each unit consisted of one common share of the Company and one-half common share purchase warrant to purchase up to 2,777,778 common shares for a period of five (5) years from the date of closing at a price of $6.00 per share.

The fair value of the share purchase warrants was estimated using the Black Scholes option pricing model with the following weighted average assumptions: dividend yield of 0%, risk free interest rate of 2.91%, volatility of 88.05%, and estimated life of 5 years. The estimated fair value assigned to the warrants was $8,127,620.

Because the functional currency of the entity issuing the warrant is Canadian dollars but the warrants are exercisable in United States dollars, the Company may receive a variable amount in Canadian dollars when the warrants are exercised as the foreign exchange may vary over the warrant exercise period. The variability in potential future cashflows resulted in a derivative warrant liability which will be periodically remeasured with any gains or losses charged to the consolidated statements of operations and deficit.

During the three months ended March 31, 2025, 14,800 (2024 - 65,500) warrants were exercised. The remaining warrants and corresponding derivative liability were remeasured. The cumulative impact of the remeasurement resulted in a gain of $15,382,971 (2024 - $(629,824)).

The following table presents the details of the derivative warrant liability:

	March 31,	December 31,
	2025	2024

Stock price ($CA)	$5.45	$8.39
Exercise price ($CA), range	$ 1.52 - $8.39	$1.52 - $8.39
Expected life in years	3.68 - 4.68	3.93 - 4.93
Volatility	89.34% - 93.66%	88.05%
Dividend yield	0%	0%
Risk free interest rate	2.47%	2.93%
Fair value of derivative warrant liability	$20,342,530	$35,750,607
Warrants	8,284,112	8,298,912